The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

VIA EDGAR

November 10, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Lincoln Life Variable Annuity Account N (“Registrant”)
and The Lincoln National Life Insurance Company (“Depositor”)
File No. 333-186894; Post-Effective Amendment No. 15 (“Amendment”)

To Whom it May Concern:

The Lincoln National Life Insurance Company filed the above-referenced Amendment to the Registration Statement on November 1, 2016. Pursuant to Rule 461 under the Securities Act of 1933, The Lincoln National Life Insurance Company, in its capacity as Depositor for the Registrant, and Lincoln Financial Distributors, Inc., in its capacity as Principal Underwriter, respectfully request that the effective date of the Amendment be accelerated and that the amended Registration Statement be declared effective on November 14, 2016, or as soon as possible thereafter.

Please contact Scott C. Durocher, Esquire at 860-466-1222 with any questions or comments regarding this request.

Sincerely,

The Lincoln National Life Insurance Company /s/ Stephen R. Turer Stephen R. Turer Senior Vice President	Lincoln Financial Distributors, Inc. (Principal Underwriter) /s/ Jonathan D. Dempsey Jonathan D. Dempsey Title: Vice President